Exhibit 99.1

ElectraMeccanica Appoints Dave Shemmans, Highly Respected Leader in Global Automotive Sector, to Board of Directors

VANCOUVER, British Columbia, Aug. 24, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”), a designer and manufacturer of electric vehicles, today announced the appointment of Dave Shemmans, a U.K.-based sustainability and transportation industry leader, to its Board of Directors as an independent director, effective Monday, August 23, 2021. Shemmans has served as the CEO of Ricardo PLC (LSE: RCDO) for the past 16 years, where he transitioned the company from a limited automotive engineering business to a multi-sector, global engineering and environmental consultancy. The Times of London recently referred to Dave Shemmans as one of the longest serving and best regarded leaders in the U.K. automotive sector.

Dave Shemmans brings to ElectraMeccanica a broad range of experience in the transportation industry with direct involvement developing global businesses around innovation and technologies, primarily focused on electrification and decarbonization. Shemmans previously co-founded Wavedriver, an electric vehicle powertrain company, which he led through two funding rounds from patented concept to production, delivering electric and hybrid vehicle demonstrators into Brazil, Australia, Italy, and the UK. In addition to current responsibilities as CEO at Ricardo PLC, Shemmans is a non-executive Director for Sutton and East Surrey Water, a major U.K.-regulated water utility company serving customers in parts of Surrey, Kent, and South London.

Shemmans holds a Bachelor of Science in Electrical and Electronic Engineering from the University of Manchester Institute for Science and Technology and an Executive Certification from Harvard Business School.

“We believe Dave’s direct experience leading electrified automotive product development and his demonstrated ability to scale new technologies into global markets will make him instrumental in our future product evolution,” said ElectraMeccanica President and CEO Paul Rivera. “In addition, his entrepreneurial background, augmented by his sixteen-year tenure at the helm of a U.K.-based, publicly-traded company, delivers a solid foundation for him to help us execute against our worldwide growth strategy as well as provide guidance on corporate governance.”

Shemmans added: “Right now is an exciting and important time in ElectraMeccanica’s progression. With the impacts of climate change visibly around us, there is a compelling need for decarbonized, electrified vehicles within commercial and consumer markets. Moreover, with the pandemic’s ongoing impact to mass transportation and general congestion in city centers, the SOLO presents a clear and viable alternative for individual and fleet-based transportation globally. I look forward to working alongside Paul and the rest of the board to address these major market opportunities and realize the Company’s vision of a SOLO revolution.”

The Company would also like to announce that Peter Savagian will be resigning and stepping down from the Board of Directors of ElectraMeccanica to pursue other obligations effective August 23, 2021.

Rivera added: “I would like to thank Peter for his valuable contributions to our board during his nearly two-year term. He has been a tremendous asset, and we wish him the best as he focuses on other business endeavors.”

With these changes, ElectraMeccanica’s board composition remains at eight directors, four of whom are independent.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 62 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statements
Except for the statements of historical fact contained herein, the information presented in this news release constitutes "forward-looking statements" as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as "forward-looking statements". Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the "SEC") (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company's periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton
(949) 574-3860
SOLO@gatewayir.com

Public Relations Contact
Michelle Ravelo
R&CPMK for ElectraMeccanica
(714) 403-9534
michelle.ravelo@rogersandcowanpmk.com

Source: ElectraMeccanica Vehicles Corp.

Released August 24, 2021